SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Endowment Institutional Fund, L.P.

(Name of Issuer)

The Endowment Institutional Fund, L.P.

(Name of Person(s) Filing Statement)

Limited Partnership Interests

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John A. Blaisdell c/o Endowment Advisers, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4001	With a copy to: George J. Zornada K&L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

(January 22, 2013)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates soley to preliminary communication made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Parties: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

January 22, 2013

Dear Investors in The Endowment Fund,

Endowment Advisers (the “Adviser” to the Fund), announces the following:

•

The Adviser has removed Mark W. Yusko from his position as Chief Investment Officer (“CIO”) and has named Lee G. Partridge, previously its Chief Portfolio Strategist, as its CIO, effective immediately;

•	The Fund’s board of directors (the “Board”) has reviewed and approved a plan presented by the Adviser to improve the Fund’s performance and liquidity profile;
•	The Board has approved reinstatement of the quarterly tender offer for the quarter ending March 31, 2013, in the amount of 5% of the Fund’s net asset value.

Mr. Partridge has already taken over day-to-day management of the Fund’s portfolio. Mr. Yusko, or another Morgan Creek representative, will continue to serve on the Adviser’s Investment Committee (“IC”). The ownership and economic sharing of the Adviser between Salient and Morgan Creek Capital Management are unchanged. Although the Endowment Fund has generated positive performance since inception and in eight of the past ten calendar years, recent, post-financial-crisis returns have been underwhelming. While we believe the private equity, energy / natural resources and real estate portfolio built by Mr. Yusko and his team will be an important return driver for the Fund in the future as the portfolio continues to mature,1 recent participation in tender offers from the Fund indicates that a meaningful number of investors in the Fund have lost confidence in Mr. Yusko’s ability to deliver results consistent with expectations and we believe that a change is warranted.

We are also pleased to announce that on January 15th, the independent directors of the Board of The Endowment Fund reviewed and approved a plan presented by the Adviser to improve the performance and the liquidity profile of the Fund under Mr. Partridge’s leadership.

At the core of this plan is the intention to increase the risk-adjusted returns of the portfolio and target overall portfolio volatility of approximately half of equity market volatility. Mr. Partridge has shown an ability to deliver results at the helm of a $9 billion dollar public pension fund as evidenced by his being named 2012 Small Public Fund Manager of the Year by Institutional Investor.2 His prior experience includes eight years as a key contributor to one of the largest and most respected public pension plans in the U.S, the Teachers Retirement System of Texas (“TRS”), culminating in his role as Deputy CIO. During his time at TRS, Mr. Partridge’s management responsibilities included risk management, quantitative analysis and asset allocation, and oversight of the external manager program, including hedge funds and private equity, energy and real estate.

We believe that Lee’s portfolio management style is ideally suited to the goals of improving the Fund’s performance and its liquidity profile while also being consistent with the investment objectives and restrictions of the Fund. Lee’s philosophy is to build systematic, balanced risk portfolios that are

1 Over 75% of the approximately $1.5 billion in total private investment commitments made since inception were to recession year vintage funds (2007, 2008 and 2009), which historically have been stronger performers than expansion year vintages. Past performance is not indicative of future results.

2 Institutional Investor’s 3rd Annual U.S. Investment Management Awards held May 14, 2012. Institutional Investor is published by Euromoney Institutional Investor PLC, which is listed on the London Stock Exchange and is a member of the FTSE 250 share index. Institutional Investor award winners were chosen by the editorial staff of Institutional Investor magazine based on their market intelligence, performance data and additional information received from the industry following a public call for nominations. Winners were selected by the editors of the magazine based on the results of a survey of U.S. institutional investors. Neither the adviser nor its affiliates provided any consideration to the publisher in respect of such designation.

implemented efficiently, target a specific level of overall volatility, and incur manager fees only for alpha. This mindset leads him to utilize a capital efficient, low-cost approach seeking to “harvest” returns from core asset classes like equities, credit, interest rates (government bonds) and commodities. Lee is a leader in the development and implementation of systematic, lower-cost, liquid replacements for certain traditionally high-fee hedge fund strategies like trend-followers or “managed futures” that profit from market momentum, as well as other alternative beta strategies. With the support of his investment team, Lee plans to implement some of those strategies directly in order to efficiently “gather” these potentially diversifying return streams. He also intends to focus the Fund’s hedge fund portfolio with larger allocations to fewer funds, primarily within the global macro and relative value style categories, which he believes are the most fertile ground for managers who “hunt” for excess return or alpha.

We believe that the combination of a more efficient, lower-cost portfolio, improved performance and ongoing management and maturation of a seasoned private equity portfolio will, over time, return the Fund to its target mix of private and non-private investments. The fixed distribution in the amount of 5% of the Fund’s net asset value as of December 31, 2012 that was approved by the Fund’s Board for the fourth quarter of 2012 in lieu of a tender offer will be paid out to all investors in cash by February 15, 2013. Although we communicated in October 2012 that investors would have the opportunity to reinvest this fixed distribution, neither the Board nor the Adviser believed it appropriate to accept new capital into the Fund, even via a dividend reinvestment option, until updated offering documents reflective of the changes at the Adviser were available and distributed to current and prospective investors, who were then given ample time to review such materials and speak with their financial advisor / investment professional before making any additional investment into the Fund.

The prior actions of the Board in approving the fixed distribution for the previous quarter treated all investors equally from a liquidity perspective during a period of transition for the Adviser and the Fund. Further, in view of the Adviser’s plan the Board has approved a tender offer in the amount of 5% of the Fund’s net asset value as of March 31, 2013. Going forward, the Adviser and the Fund’s Board will continue to monitor the liquidity profile of the Fund’s portfolio and consider conducting quarterly tender offers in the amount that they deem appropriate, consistent with their duties to this closed-end fund. This closed-end fund structure, with its built-in liquidity management via Board-approved, periodic tender offers to repurchase interests, was intentionally utilized when the Fund was registered in 2004 in order to allow the Fund and its investors the opportunity to seek to capture the illiquidity premium inherent in long-term, private investments.

The first quarter tender offer will commence on January 23, 2013. In connection with the tender offer, you will receive updated offering documents for the Fund reflecting the changes described above. The Fund will reopen for investment on March 1, 2013. Investors who were planning to reinvest their fourth quarter 2012 fixed distribution into the Fund via a dividend reinvestment program may instead reinvest the distribution proceeds via an additional subscription to the Fund, if permissible by their financial intermediary.

We recognize frustration with investment results and recent changes to our historical tender offer process, but we are confident that our solution is a sound one with the best chance to make as many of our investors as possible satisfied over the medium-to-long term. Thank you for your support, your patience and any suggestions or feedback, positive or negative.

Respectfully,

Endowment Advisers, L.P.

Investors are advised to read the Fund’s tender offer statement when it is available because it contains important information. Investors are further advised that they can obtain the tender offer statement and other filed documents free of charge at the Securities and Exchange Commission’s web site (www.sec.gov). In addition, the Fund will send investors copies of the tender offer statement and related documentation free of charge.

Email Subject: The Endowment Fund - Quarterly Update

For Investment Professional Use Only.

Dear TEF Partners,

On January 15, 2013, The Endowment Fund Board of Directors conducted its quarterly meeting, and Endowment Advisers (the “Adviser” to the Fund) would like to announce the following, which are outlined in more detail in the attached Investor Communication:

•

The Adviser has removed Mark W. Yusko from his position as Chief Investment Officer (“CIO”) and has named Lee G. Partridge, previously its Chief Portfolio Strategist, as its CIO, effective immediately.

•	The Fund’s Board of Directors (the “Board”) has reviewed and approved a plan presented by the Adviser to improve the Fund’s performance and liquidity profile.

•	The Board has approved reinstatement of the quarterly tender offer for the quarter ending March 31, 2013, in the amount of 5% of the Fund’s net asset value.

•

Regarding the proposed distribution reinvestment plan for the Q4 2012 distribution, neither the Board nor the Adviser believed it appropriate to accept new capital into the Fund until updated offering documents reflective of the changes at the Adviser were available and distributed to current and prospective investors, who were then given ample time to review such materials and speak with their Financial Advisor/Portfolio Manager before making any additional investment into the Fund. Thus, all investors will receive the 5% distribution in cash.

•

The Fund will reopen for investment on March 1, 2013. Investors who were planning to reinvest their fourth quarter 2012 fixed distribution into the Fund via a dividend reinvestment program may instead reinvest the distribution proceeds via an additional subscription to the Fund, if permissible by their financial intermediary.

The attached Investor Communication will be mailed to investors over the next several days, along with the tender offer and quarterly liquidity analysis (also attached). In connection with the tender offer, investors will also receive an updated Private Placement Memorandum for the Fund reflecting the changes described above. For information on obtaining a copy of the PPM or Tender Offer documents, please contact me directly or call our Support Desk at 800-725-9456.

Additionally, investors will receive the attached “TEF Statement Insert” with their December statements regarding the 5% distribution.

As always please feel free to contact me with any questions.

Investors are advised to read the Fund’s tender offer statement when it is available because it contains important information. Investors are further advised that they can obtain the tender offer statement and other filed documents free of charge at the Securities and Exchange Commission’s web site (www.sec.gov). In addition, the Fund will send investors copies of the tender offer statement and related documentation free of charge.